

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 9, 2017

Matthew J. Beck
116 South Franklin Street
P.O. Box 69
Rocky Mount, North Carolina 27802

Re: Fieldstone Merlin Dynamic Large Cap Growth ETF
        Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF
        Fieldstone UVA Dividend Growth ETF

        File No. 811-22398

Dear Mr. Beck:

        We have reviewed the registration statement for the Spinnaker ETF Trust filed on Form
N-1A with the Securities and Exchange Commission ("SEC") on February 8, 2017 for the
Fieldstone Merlin Dynamic Large Cap Growth ETF, the Fieldstone UVA Unconstrained
Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF (each a
"Fund" and together, the "Funds"), and have the comments below. A comment made in one
location applies to all similar disclosure appearing elsewhere in the registration statement. All
capitalized terms not otherwise defined herein have the meaning given to them in the registration
statement.

Facing Page

1. You have indicated on the facing page that this filing is proposed to become effective on
   April 24, 2017 pursuant to paragraph (a)(2) of Rule 485 In addition, you have included a
   delaying amendment on the facing page. Rule 485 is used to file post-effective amendments
   to a registration statement. Since this is the initial registration statement, Rule 485 is not
   available. Please remove the 485 effectiveness disclosure accordingly.

Summary Prospectus - Fieldstone Merlin Dynamic Large Cap Growth ETF

   Fee Table (p. 1)

2. The information related to the Investment Advisory Agreement in the introductory paragraph
   under the Fees and Expenses of the Fund heading should be moved to a footnote. Information

related to OBP should be moved to Item 9 Disclosure. Please note that General Instruction C.3.b. to Form N-1A states that Items 2 through 8 may not include disclosure other than that required or permitted by those Items. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

3. The second paragraph under the Fees and Expenses of the Fund heading should be moved to precede the Example table. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

4. Provide a completed fee table, including footnotes, if any. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

   Example (p. 1)

5. Please provide a completed Example. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

   Portfolio Turnover (p. 1)

6. Instruction 5 to Item 3 of Form N-1A requires disclosure of the portfolio turnover rate provided in response to Item 13(a) for the most recent fiscal year. Since the Fund has not yet commenced operations, please remove the expected portfolio turnover rate from this section and consider including it in the principal strategy section instead. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

   Principal Investment Strategies (p. 2)

7. The name of the Fieldstone Merlin Dynamic Large Cap Growth ETF contains terms that implicate Rule 35d-1 of the Investment Company Act of 1940. Accordingly the Fund must invest 80% of its net assets, plus any borrowings for investment purposes, in large-capitalization companies. Please disclose in the Principal Investment Strategies section a policy that complies with Rule 35d-1. Please also clarify what is meant by "large cap growth firms" in the first sentence of the Principal Investment Strategies section.

8. Since "Growth" is used in the Fund name, please explain in plain English how the Fund intends to employ a growth strategy. Please also consider including a corresponding risk factor in the Principal Investment Risk section.

9. In the first paragraph of the Principal Investment Strategies section, specifically describe what constitutes "highly profitable". Also rephrase "trades at an attractive valuation relative to its expected earnings growth" in plain English.

10. The Registrant notes that all holdings will be individual US-listed equity securities but has several foreign investment-specific risks in the Principal Risks section. Please reconcile these discrepancies.

11. The Registrant considers a company to be a large capitalization company if it has a market capitalization of more than $5 billion. Explain supplementally why the Registrant considers a company with a market capitalization of more than $5 billion to be a large capitalization company. Are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use $5 billion? See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

12. Please explain how Merlin determines what sectors are "most attractive."

13. The last sentence of the second paragraph states that "Merlin expects to periodically rebalance the portfolio." As the Fund is not an index fund, please explain what is meant by "rebalancing" in this context. Since the Fund is an actively managed fund, please consider disclosing instead how Merlin determines when to buy and sell securities.

Principal Investment Risks (pp. 2-5)

14. Concentration Risk is listed as a principal risk of the Fund, however the Fund has a fundamental policy not to concentrate, as disclosed in the SAI. Please reconcile this discrepancy. If the Fund will concentrate in a particular industry or group of industries, please disclose in the Principal Investment Strategies section.

15. Geographic Risk is listed as a principal risk of the Fund. Please disclose if the Fund is exposed to any particular geographic area. Please only include risks that are principal risks to the Fund and are tailored specifically to this Fund.

16. If investing in the Industrials Sector or the Materials Sector is a principal investment strategy of the fund, please include in the Principal Investment Strategies section. If not, consider if either is a principal risk.

17. The disclosure states under Investment Exposure Risk that Merlin will not "take defensive positions under any market conditions, including declining markets." Please reconcile this disclosure with that on page 45 under Secondary Investment Strategies, which states that each Fund may invest in money market instruments or other short-term fixed income instruments as part of a temporary defensive strategy to protect against temporary market declines.

18. Value Securities Risk is listed as a principal risk of the Fund. Please disclose in the Principal Investment Strategies section that investing in value securities is a principal strategy; otherwise, please remove this risk.

Fund Performance (p. 5)

19. Please include the narrative required by Item 4(b)(2)(i). This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

Investment Adviser and Sub-Adviser (p. 5)

20. As Fieldstone is included in the Fund name, please explain in correspondence Fieldstone's relationship to the Fund.

Purchase and Redemption of Shares (p. 6)

21. Consider using the format utilized in the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF prospectuses for this Fund as well.

Tax Information (p. 6)

22. Please also include disclosure that distributions may be taxed upon withdrawal from a tax deferred account.

Summary Prospectus - Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF

Fee Table (p. 7)

23. Confirm that if acquired fund fees and expenses are greater than 0.01% that they are included in the Annual Fund Operating Expenses table.

24. If shorting is a principal investment strategy, please confirm that expenses (like dividends paid on stocks sold short) are included in the "other expenses" line item in the fee table or in a separate line item.

Principal Investment Strategies (pp. 8-9)

25. Please move the first sentence of the seventh paragraph under Principal Investment Strategies to the beginning of the section as it provides a clear overview of the Fund's main strategy. We note that the Fund's 80% test refers to bonds, while other parts of the disclosure refer to "investing principally in debt securities of any kind" and investing "primarily in fixed income and other income-producing instruments." Please use consistent terminology. Please also note that for the purposes of Rule 35d-1, the Fund's 80% test may be based on the term fixed income, rather than bonds.

26. The Registrant states that the "portfolio will be composed of U.S. and multinational paper rated BB or better and investment grade mortgages, but with a mandate to invest up to 20% of the assets without constraints." Please clarify whether this means that 20% of assets will be invested in debt securities without constraints on the debt security's rating or whether the phrase "without constraints" refers to the Fund's ability to invest 20% in any type of asset. Please also ensure that this disclosure is consistent with the later discussion of the 20% bucket.

27. The Registrant states in the first paragraph that it will invest in "investment grade mortgages." Please clarify whether the Fund will invest directly in mortgages or whether this should refer instead to mortgage-backed securities. The second paragraph states that the "Fund may invest without limit in mortgage-backed securities of any maturity or type" and describes various types of mortgage-backed securities, while the fourth paragraph refers to "mortgage-backed assets." Please clarify what investments are included in the term "mortgage-backed assets."

28. The second paragraph states that "the Sub-Adviser considers preferred stock to meet the definition of debt securities." Please explain in correspondence your basis for this position.

29. Please disclose which specific derivatives the Fund will be using on p. 9 and what the specific purpose of using each derivative is. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

   Principal Investment Risks (pp. 10-15)

30. Consider using consistent language for the introductory paragraph for each Fund's Principal Risks section.

31. Item 4 risk disclosure should provide a summary of principal risks. Please consider revising "Loan Risk" to a more appropriate summary format and move additional disclosure to the Item 9 Principal Risk's section. Please also ensure that all types of loans in which the Fund intends to invest are described in the strategy section. For example, the risk disclosure includes references to senior loans, which are not discussed in the strategy section.

32. Convertible Securities Risk is listed as a principal risk of the Fund. Please disclose in the Principal Investment Strategies section that investing in convertible securities is a principal strategy; otherwise, please remove this risk.

33. Universal Value Advisors is a newly registered investment adviser firm. Consider adding a new advisor risk factor as a principal risk of the Fund. This comment applies to the Fieldstone UVA Dividend Growth ETF, as well.

34. The Registrant notes that the Fund may invest in affiliated funds. Please consider if the Affiliated Fund Risk disclosed in Item 9 should also be included in the Fund's Item 4 disclosure.

       Portfolio Manager (p. 15)

35. On page 15, the Registrant notes that Robert Barone and Joshua Barone have managed the Fund since January 2017. Please update this date to the month and year the Fund will begin operating. This comment applies to the Fieldstone UVA Dividend Growth ETF, as well.

       Tax Information (p. 16)

36. Please consider using a consistent approach for the Tax Information section for each prospectus.   Please note if the Fund intends to make distributions. Please consider including disclosure that distributions made to tax-deferred accounts are not taxed and that such distributions may be taxed upon withdrawal from the account.

Summary Prospectus - Fieldstone UVA Dividend Growth ETF

       Principal Investment Strategies (pp. 18-21)

37. The name of the Fieldstone UVA Dividend Growth ETF contains a term that implicates Rule 35d-1. Accordingly, the Fund must invest 80% of its net assets, plus any borrowings for investment purposes, in dividend-paying securities. Please disclose in the Principal Investment Strategies section a policy that complies with Rule 35d-1. Please also describe how the Fund defines a "dividend paying security".

38. The Registrant notes that the Sub-Adviser to the Fund subscribes to a "modified Graham and Dodd approach to investing". The Graham and Dodd approach to investing is value investing, however the name of this Fund suggests it is a growth fund. Explain how this is not misleading to investors. In addition, as the word "growth" is in the name of the Fund, please explain in the strategy section how the Fund pursues this strategy.

39. The Registrant notes that "most assets will be invested in common stocks". Please clarify if these are dividend paying stocks as the Fund name suggests they would be.

The Item 4 principal investment strategies should provide a *summary* of the Fund's *principal* investment strategies.   Whether a particular strategy is a principal investment strategy depends on the strategy's anticipated importance in achieving the fund's investment objectives, and how the strategy affects the fund's potential risks and returns. *See* Items 4(a) and 9(b) of Form N-1A and the instructions thereto. Please revise the disclosure so that it is a *summary* of the Fund's *principal* strategies. More detailed explanations of each strategy and investment type can be included under Item 9. In addition, please revise this section for plain English and remove any redundant language and concepts.

40. The first paragraph under the Principal Investment Strategies section notes that the "Sub-Adviser's investment philosophy starts with a deep understanding of macroeconomic trends…" Please substantiate what is meant by having a deep understanding.

41. When the Sub-Adviser sets geographic, industry and sector parameters for investing, is there a certain number or range of securities in that universe?

42. When pinpointing "the most undervalued investment opportunities in the market" is the Registrant referencing the market as a whole or as the universe defined by setting the "geographic, industry and sector parameters for investing"?

43. The Registrant notes that the Fund invests in convertible securities. Please disclose whether the Fund will invest in contingent convertible securities.

44. The Registrant notes that investment in hybrid instruments is limited to 5%. Are convertible securities considered hybrid instruments for the purpose of this limit?

45. The disclosure states that the "Fund will be 85-99% invested in common stocks, with the remaining 1-15% invested in cash." This suggests that the Fund will only invest in common stocks and cash. Please explain how this is consistent with the disclosure about the Fund's ability to invest in derivatives, convertible securities, hybrid securities, and investment companies, among other things.

46. In the table included on page 21, please clarify whether the "typical weight" column refers to how the Fund intends to weight each sector.

Principal Investment Risks (pp. 21-25)

47. In the Principal Investment Strategies section the Registrant notes that Fund will be investing in "both domestic and foreign securities". If this is the case, please include relevant corresponding foreign investment risks.

48. For the "Hedging Transactions" risk, either delete or move the first sentence which does not describe a risk. Also, consider adding "Risk" to the heading for consistency with the style used for other risk factors.

49. The Registrant lists nine sector risks in the Principal Risks sections. Please consider if all of these sector risks are primary risks of the Fund. If not, please move them to the Item 9 disclosure or remove entirely, as appropriate.

Tax Information (p. 26)

50. Please consider using a consistent approach for the Tax Information section for each prospectus. Please note if the Fund intends to make distributions. Please consider including

disclosure that distributions made to tax-deferred accounts are not taxed and that such distributions may be taxed upon withdrawal from the account.

Statutory Prospectus

Introduction—Spinnaker ETF Trust (p. 26)

51. The first paragraph refers to the Sub-Adviser as Universal Value Advisors, however the summary prospectuses list the Sub-Adviser as "Fieldstone Financial/Universal Value Advisors." Please clarify the exact name of this Sub-Adviser.

Further Discussion of Principal Risks (pp. 33-41)

52. As this section relates to all three Funds, please revise the language to refer to the "Funds" or, if there are risks that only apply to one or two of the Funds, clarify to which Fund the risk applies. For example, Investment Exposure Risk includes a reference to Merlin, which only sub-advises the Fieldstone Merlin Dynamic Large Cap Growth ETF.

53. The Registrant notes that investments in ADRs are a risk of investing in the funds. If investing in ADRs is a principal investment strategy for any of the Funds, please include in Item 4 disclosure. In the discussion of the ADR Risk, the Registrant refers to the "MAM investment process". Please define this term.

54. The disclosure in Affiliated Fund Risk refers to the Sub-Adviser. As this prospectus covers three Funds advised by two Sub-Advisers, please clarify to which Sub-Adviser this disclosure refers. This comment applies to other parts of the prospectus as well, for example, Liquidity Risk.

55. Please review the Mortgage- and Asset-Backed Securities Risk disclosure and confirm disclosure is current with respect to current market trends, particular with regards to the housing market.

56. Please review the Risk of Investing in Developed Countries disclosure and update to reflect more current financial market conditions.

Additional Risk Considerations (pp. 45-51)

57. Consider removing risks from this section that already are listed as principal risks or additional risks earlier in the prospectus.

Portfolio Management (pp. 53-54)

58. In the discussion of Michael Obuchowski's experience, please clarify what is meant by "with the most recent GIPS track record starting at the end of 2012".

59. With respect to the experience of each Portfolio Manager, please include the dates associated with the various positions each Portfolio Manager held.

Purchase and Redemption of Shares (p. 55)

60. The Registrant notes in brackets that there is a minimum investment of $10,000 to invest in the Fieldstone/UVA Unconstrained Medium-Term Fixed Income ETF. As disclosure on the next page indicates that shares may only be acquired from the Fund in 50,000 share creation units, this disclosure is unsound. If this disclosure will remain, please explain the basis for this disclosure.

Distributions (p. 60)

61. The Registrant discloses the income dividend distribution schedule. Consider moving this discussion to the Summary Prospectus for the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF.

Other Information (p. 64)

62. Confirm that the Trust has received its exemptive order.

Statement of Additional Information

Investment Restrictions and Policies (p. 4)

63. The Registrant lists five Rule 35d-1 80% policies on page 4. Please specify which Fund each policy relates to and remove any 80% policies that are not related to the Funds in this SAI.

Part C

64. The Registrant is filing a "Distribution Plan under Rule 12b-1 for the Fieldstone Merlin Dynamic Large Cap Growth ETF". Please disclose any amounts payable under a 12b-1 plan in the fee table and under Item 12, if applicable.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-7691.

Sincerely,

/s/ Sumeera Younis

Sumeera Younis
Senior Counsel
Disclosure Review Office